Exhibit 99.1

Rogers Communications Declares 48 Cents per Share Quarterly Dividend

January 4, 2016 Payment Date Following December 11, 2015 Record Date

Quarterly Dividend of 48 Cents per Share Declared by Board

TORONTO, October 22, 2015 — Rogers Communications Inc. (“Rogers”) announced today that its Board of Directors declared a quarterly dividend totalling 48 cents per share on each of its outstanding Class B Non-Voting shares and Class A Voting shares.

The quarterly dividend declared today will be paid on January 4, 2016 to shareholders of record on December 11, 2015. Such quarterly dividends are only payable as and when declared by Rogers’ Board and there is no entitlement to any dividend prior thereto.

About the Company:

Rogers is a leading diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information:

Amy Schwalm, 416.704.9057, amy.schwalm@rci.rogers.com